Exhibit 99.3

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Toronto, Ontario M5J 2Y1
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Security Class

Holder Account Number

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Form of Proxy - Special Meeting to be held on Tuesday, January 8, 2019

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The shares represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as the proxyholder sees fit.

6.

The shares represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the shares will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.	-------- Fold

Proxies submitted must be received by 10:00 am (Vancouver Time), on Friday, January 4, 2019

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site: www.investorvote.com	• You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page.
1-866-732-VOTE (8683) Toll Free	• Smartphone?
Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for shares held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

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Appointment of Proxyholder
I/We being holder(s) of Pan American Silver Corp. (“Pan American”) hereby appoint(s): Michael Steinmann, or failing him, Alun Robert Doyle	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of shareholders of Pan American Silver Corp. to be held at 1200 Waterfront Centre – 200 Burrard Street, Vancouver, BC on Tuesday, January 8, 2019 at 10:00 am (Vancouver Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For	Against

1. Authorized Capital Resolution

To consider and, if thought appropriate, to pass a special resolution approving the increase of the maximum number of common shares of Pan American (the “Pan American Shares”) that Pan American is authorized to issue from 200,000,000 Pan American Shares to 400,000,000 Pan American Shares. The full text of the special resolution approving this increase in authorized capital (the “Authorized Capital Resolution”) is attached as Part I of Schedule B to the accompanying management information circular (the “Circular”).

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For	Against

2. Share Issuance Resolution

To consider and, if thought appropriate, to pass an ordinary resolution approving the issuance of up to 72,533,152 Pan American shares as consideration in respect of an arrangement involving Pan American and Tahoe Resources Inc. (“Tahoe”) under the Business Corporations Act (British Columbia), pursuant to which Pan American will acquire all of the issued and outstanding common shares of Tahoe, as more fully described in the accompanying Circular. The full text of the ordinary resolution approving this share issuance (the “Share Issuance Resolution”) is attached as Part II of Schedule B to the accompanying Circular.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as the proxyholder sees fit.

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